

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2023

Jay Jackson
President and Chief Executive Officer
Abacus Life, Inc.
2101 Park Center Drive,
Suite 170,
Orlando, Florida 32835

      Re: Abacus Life, Inc.
          Registration Statement on Form S-1
          Filed July 25, 2023
          File No. 333-273411

Dear Jay Jackson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 25, 2023

Cover Page

1. We note your disclosure in the prospectus summary stating that "For so long as the Warrants remain 'out-of-the money,' we believe our Warrant Holders will be unlikely to . . . exercise their Warrants, resulting in little or no cash proceeds to us. We expect to use any net proceeds received from the exercise of the Warrants for general corporate purposes." We also note your statement at the beginning of the Risk Factors section "Our business, financial condition, results of operations, or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our Common Stock and Warrants could decline and you could lose all or part of your investment." Please include a risk factor discussing this and provide similar disclosure in

the MD&A and Use of Proceeds section sections. Also, as applicable, describe the impact on your liquidity.

2.   We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. If a considerable number of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock, please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

3.   For each of the shares/warrants being registered for resale, disclose the price that the selling securityholders paid for such shares/warrants overlying such securities in the Prospectus Summary section, Plan of Distribution section, and where appropriate.

Prospectus Summary
Overview of Company, page 6

4.   Revise your prospectus to disclose the price that each selling securityholder paid for the shares/warrants being registered for resale. Highlight any differences in the current trading price, the prices that the other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose whether the other selling securityholders may experience a positive rate of return based on the current trading price, and if so disclose that the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

5.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock.

Risk Factors, page 13

6.   Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose whether the current trading price is at or significantly below the SPAC IPO price, and if so, explain that the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

The Company's success is dependent upon..management, page 21

7. Revise this risk factor, as well as elsewhere in the document, to discuss the fact that many of the shares offered under this registration statement are shares owned by your key officers and directors.

...We may not be able to accurately or timely report our financial condition or results of operations, page 23

8. We note your statement on page 23 that you may not be able to timely file reports required by the Exchange Act. We also note that you did not timely file a Form 10-Q for the quarter ended March 31, 2023, and a Form 10-K for the quarter ended December 31, 2022. Update and revise your risk factor to state that you did not timely file the report and that you may not be able to file timely in the future. Make similar changes to the risk factor headed "Our management has limited experience.." on page 31.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Tom Bohac